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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                            IMS HEALTH INCORPORATED
                       (Name of Subject Company (Issuer))

                  IMS HEALTH INCORPORATED (Offeror and Issuer)
(Name of Filing Person (Identifying status as Offeror, Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   449934108
                     (CUSIP Number of Class of Securities)

                              ROBERT H. STEINFELD
         SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                                 1499 POST ROAD
                              FAIRFIELD, CT 06824
                                 (203) 319-4700
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                        on Behalf of the Filing Person)

                                    COPY TO:
                               ALAN J. SINSHEIMER
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                               NEW YORK, NY 10004
                                 (212) 558-4000

                           CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
               TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
-----------------------------------------------------------------------------------------------------------
                    $603,094,829                                             $55,485
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

*    Estimated solely for the purpose of calculating the filing fee. This amount assumes an IMS Health Incorporated common stock price of $16.50 per share, the average of the high and low per share sales prices for IMS Health
     Incorporated common stock as reported on the New York Stock Exchange on January 8, 2003, and that the offeror acquires the full 36,540,129 shares of IMS Health Incorporated common stock it is seeking in the exchange offer.
     The amount of the filing fee, calculated in accordance with Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, equals $92 per each $1.0 million of the value of the transaction.
[X]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $71,031                   Filing Party: Cognizant Technology Solutions Corporation
     Form or Registration No.: 333-101216              Date Filed: November 14, 2002
[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ]  Third-party tender offer subject to Rule     [X]  Issuer tender offer subject to Rule 13e-4.
          14d-l
     [ ]  Going-private transaction subject to Rule    [ ]  Amendment to Schedule 13D under Rule 13d-2.
          13e-3.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  [ ]

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

     This Tender Offer Statement on Schedule TO relates to the offer (the "Exchange Offer") by IMS Health Incorporated, a Delaware corporation ("IMS Health"), to its stockholders to exchange 0.309 shares of class B common stock of Cognizant Technology Solutions Corporation, a Delaware corporation ("Cognizant"), for each share of IMS Health common stock that IMS Health accepts in the Exchange Offer. In connection with the Exchange Offer, Cognizant has filed under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-101216) (as amended through the date hereof, the "Registration Statement") to register up to 11,290,900 shares of Cognizant class B common stock. The terms and conditions of the Exchange Offer are described in the offering circular-prospectus, dated January 9, 2003 (the "Offering Circular-Prospectus"), a copy of which is attached hereto as Exhibit 12(a)(1)(i), and the related Letter of Transmittal and Instructions thereto, copies of which are attached hereto as Exhibits 12(a)(ii) and 12(a)(vi), respectively (the Offering Circular-Prospectus, Letter of Transmittal and Instructions, as they may be amended or supplemented from time to time, together constitute the "Offer Documents").

     Pursuant to General Instruction F to Schedule TO, the information contained in the Offer Documents, including all schedules and annexes thereto, is incorporated herein by reference in response to all the applicable items of this Statement.

ITEM 1.  SUMMARY TERM SHEET

     The information set forth in the sections of the Offering
Circular-Prospectus entitled "Questions and Answers About the Exchange Offer" and "Summary -- The Exchange Offer" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) The subject company and issuer of the securities subject to the exchange offer is IMS Health Incorporated, a Delaware corporation, 1499 Post Road, Fairfield, Connecticut, 06824, (203) 319-4700.

     (b) The subject class of equity securities is the IMS Health common stock. As of January 6, 2003, there were 281,100,092 shares of IMS Health common stock outstanding.

     (c) The information set forth in the section of the Offering Circular-Prospectus entitled "Market Prices and Dividend Information" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The principal executive offices of IMS Health are located at 1499 Post Road, Fairfield, Connecticut, 06824. Its telephone number is (203) 319-4700.

     Pursuant to General Instruction C to Schedule TO, the following persons are directors or executive officers of IMS Health:

David M. Thomas..........  Chairman of the Board and Chief Executive Officer, IMS
                           Health
David R. Carlucci........  President and Chief Operating Officer, IMS Health
Gilles V. J. Pajot.......  Executive Vice President and President, IMS Health
                           European Region
Gary W. Noon.............  President, IMS Health U.S.
Nancy E. Cooper..........  Senior Vice President and Chief Financial Officer, IMS
                           Health
Robert H. Steinfeld......  Senior Vice President, General Counsel and Corporate
                           Secretary, IMS Health
Murray L. Aitken.........  Senior Vice President, IMS Global Consulting and Services
Leslye G. Katz...........  Vice President and Controller, IMS Health
John R. Walsh............  Vice President and Treasurer, IMS Health
Constantine L. Clemente..  Director
James D. Edwards.........  Director
Kathryn E. Giusti........  Director
M. Bernard Puckett.......  Director
John P. Imlay, Jr........  Director
Robert J. Kamerschen.....  Director
H. Eugene Lockhart.......  Director
William C. Van Faasen....  Director

     The address of each director and/or executive officer listed above is c/o IMS Health Incorporated, 1499 Post Road, Fairfield, Connecticut, 06824.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) The information set forth in the sections of the Offering Circular-Prospectus entitled "The Transaction," "The Exchange Offer," "Comparison of Rights of Stockholders of IMS Health and Stockholders of Cognizant" and "Material United States Federal Income Tax Consequences" is incorporated herein by reference.

     (b) The Exchange Offer is open to all holders of IMS Health common stock. Therefore, any officer, director or affiliate of IMS Health who is a holder of IMS Health common stock may participate in the Exchange Offer. The directors and executive officers of IMS Health who hold IMS Health shares have informed IMS Health that they do not intend to participate in the Exchange Offer.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e) The following information is incorporated herein by reference to: (i) the information set forth in the sections entitled "Compensation of Executive Officers" and "Security Ownership of Certain Beneficial Owners and Management" in IMS Health's Definitive Proxy Statement (the "Proxy Statement") relating to its Annual Meeting of Shareholders held May 3, 2002, filed on March 28, 2002 and
(ii) the information set forth in IMS Health's Annual Report of Employee Stock Purchase Plans Pursuant to Section 15(d) of the Securities and Exchange Act of 1934, incorporated by reference to IMS Health's Form 11-K filed on June 28, 2002.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) The information set forth in the section of the Offering
Circular-Prospectus entitled "The Transaction -- Background and Purpose" is incorporated herein by reference.

     (b) The information set forth in the section of the Offering
Circular-Prospectus entitled "The Transaction -- Accounting Treatment" is incorporated herein by reference.

     (c) The information set forth in the section of the Offering
Circular-Prospectus entitled "Capitalization -- IMS Health Incorporated" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) The following table sets forth the beneficial ownership of IMS Health's directors and executive officers as of December 31, 2002. As of December 31, 2002, there were 281,080,350 shares of IMS Health common stock outstanding. The aggregate beneficial ownership of each of IMS Health's directors and executive officers is less than 1.3 percent of the outstanding shares of IMS Health common stock.

                                          SHARES OF     OPTIONS EXERCISABLE    SHARE UNITS AND
NAME OF BENEFICIAL OWNER                 COMMON STOCK     WITHIN 60 DAYS      SHARE EQUIVALENTS
------------------------                 ------------   -------------------   -----------------
William C. Van Faasen..................     10,200              54,579               4,614
M. Bernard Puckett.....................      9,259              51,748                   0
H. Eugene Lockhart.....................      6,612              53,625               6,368
Robert J. Kamerschen...................     33,445              52,871                   0
John P. Imlay, Jr......................     22,212              52,871               6,362
Kathryn E. Giusti......................          0               3,000               2,118
Constantine L. Clemente................      3,000               3,000               3,667
James D. Edwards.......................          0                   0               2,476
Murray L. Aitken.......................          0              61,666               8,500
David R. Carlucci......................          0                   0             100,000
Nancy E. Cooper........................      2,500              33,333                   0
Leslye G. Katz.........................      5,979              26,666                   0
Gary W. Noon...........................          0             125,000              28,060
Gilles V. J. Pajot.....................     54,594             887,009              17,470
Robert H. Steinfeld....................      5,390             222,645               6,169
David M. Thomas........................    136,425           1,000,000             107,411
John R. Walsh..........................      3,204             211,043                   0

     (b) Based on the information available to IMS Health Incorporated as of January 9, 2003 the following table sets forth the transactions in shares of IMS Health common stock by executive officers and directors of IMS Health and its subsidiaries during the past 60 days:

                                      NO. OF     PRICE
NAME                        DATE      SHARES   PER SHARE              TRANSACTION
----                      ---------   ------   ---------   ---------------------------------
William C. Van Faasen...  12/3/2002     368     $16.27     Non-qualified stock option grant.
H. Eugene Lockhart......  12/2/2002   30.23     $16.54     Restricted stock units granted.
                          12/2/2002      90     $16.54     Non-qualified stock option grant.
                          12/3/2002   61.46     $16.27     Restricted stock units granted.
                          12/3/2002     184     $16.27     Non-qualified stock option grant.
John P. Imlay, Jr.......  12/3/2002   61.46     $16.27     Restricted stock units granted.
Constantine L. Clemente.  12/3/2002   61.46     $16.27     Restricted stock units granted.
David M. Thomas.........  1/2/2003    1,446     $16.33     Shares withheld to pay tax due on
                                                           vesting of restricted stock
                                                           units.
Robert H. Steinfeld.....  1/2/2003    1,169     $16.33     Shares withheld to pay tax due on
                                                           vesting of restricted stock
                                                           units.
Gilles V.J. Pajot.......  1/2/2003    4,133     $16.33     Shares withheld to pay tax due on
                                                           vesting of restricted stock
                                                           units.
Gary W. Noon............  1/2/2003      553     $16.33     Shares withheld to pay tax due on
                                                           vesting of restricted stock
                                                           units.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The information set forth in the section of the Offering
Circular-Prospectus entitled "The Exchange Offer -- Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

     The following financial statements and financial information are incorporated herein by reference:

          (a)(1) The audited consolidated financial statements of IMS Health set forth in IMS Health's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on March 21, 2002.

          (a)(2) The unaudited consolidated financial statements of IMS Health set forth in IMS Health's Quarterly Report on Form 10-Q for the third quarter ended September 30, 2002, filed on November 14, 2002.

          (a)(3) Reference is made to the section of the Offering Circular-Prospectus entitled "Summary -- Comparative Per Share Data."

     Copies of the financial statements incorporated herein by reference can be obtained as provided in the section of the Offering Circular-Prospectus entitled "Where You Can Find More Information."

          (b)(1) Reference is made to the section of the Offering Circular-Prospectus entitled "IMS Health Unaudited Pro Forma Condensed Consolidated Financial Information."

          (b)(2) Reference is made to the section of the Offering Circular-Prospectus entitled "IMS Health Unaudited Pro Forma Condensed Consolidated Financial Information."

          (b)(3) Reference is made to the section of the Offering Circular-Prospectus entitled "Summary -- Comparative Per Share Data."

ITEM 11.  ADDITIONAL INFORMATION

     (a)(1) None.

     (a)(2) The information set forth in the section of the Offering Circular-Prospectus entitled "The Exchange Offer" is incorporated herein by reference.

     (a)(3) None.

     (a)(4) None.

     (a)(5) None.

     (b) The information set forth in the Offering Circular-Prospectus is incorporated herein by reference.

ITEM 12.  EXHIBITS

     A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          IMS HEALTH INCORPORATED

                                          By: /s/ ROBERT H. STEINFELD
                                            ------------------------------------
                                            Robert H. Steinfeld
                                            Senior Vice President,
                                            General Counsel and
                                            Corporate Secretary

Date: January 9, 2003

                               INDEX TO EXHIBITS

EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
12(a)(1)(i)      Offering Circular-Prospectus, dated January 9, 2003,
                 incorporated by reference to the Registration Statement
12(a)(1)(ii)     Form of Letter of Transmittal and Substitute W-9,
                 incorporated by reference to Exhibit 99.1 to the
                 Registration Statement
12(a)(1)(iii)    Form of Notice of Guaranteed Delivery, incorporated by
                 reference to Exhibit 99.2 to the Registration Statement
12(a)(1)(iv)     Form of Letter to Brokers, incorporated by reference to
                 Exhibit 99.3 to the Registration Statement
12(a)(1)(v)      Form of Letter to Clients, incorporated by reference to
                 Exhibit 99.4 to the Registration Statement
12(a)(1)(vi)     Form of Participation Instructions, incorporated by
                 reference to Exhibit 99.5 to the Registration Statement
12(a)(1)(vii)    Form of Form of Election, incorporated by reference to
                 Exhibit 99.6 to the Registration Statement
12(a)(1)(viii)   Form of Instructions to Form of Election, incorporated by
                 reference to Exhibit 99.7 to the Registration Statement
12(a)(1)(ix)     Form of Letter to Stockholders from David M. Thomas,
                 incorporated by reference to Exhibit 99.8 to the
                 Registration Statement
12(a)(4)         Offering Circular-Prospectus, dated January 9, 2003,
                 incorporated by reference to the Registration Statement
12(b)            Not Applicable
12(d)(i)         IMS Health's Definitive Proxy Statement Proxy Statement
                 pursuant to Section 14(a) of the Securities Exchange Act
                 relating to its Annual Meeting of Shareholders to be held on
                 May 3, 2002, incorporated by reference to Schedule 14A filed on March 28, 2002
12(d)(ii)        The information set forth in IMS Health's Annual Report of
                 Employee Stock Purchase Plans Pursuant to Section 15(d) of
                 the Securities and Exchange Act of 1934, incorporated by
                 reference to IMS Health's Form 11-K filed on June 28, 2002
12(h)            Tax Opinion of McDermott, Will & Emery, incorporated by
                 reference to Exhibit 8.1 to the Registration Statement